Filed Pursuant to Rule 433

Registration No. 333-238212

May 20, 2020

THE GOODYEAR TIRE & RUBBER COMPANY

$200,000,000 9.500% Senior Notes due 2025

Pricing Term Sheet

The information in this pricing term sheet should be read together with (i) the preliminary prospectus supplement (the “Preliminary Prospectus Supplement”), dated May 20, 2020, as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and (ii) the related base prospectus dated May 13, 2020, included in the Registration Statement (File No. 333-238212), in each case, including the documents incorporated by reference therein.

Issuer:	The Goodyear Tire & Rubber Company

Security:	9.500% Senior Notes due 2025 (the “Notes”) (Reopening of $600,000,000 of 9.500% Senior Notes due 2025 issued on May 18, 2020)

Maturity:	May 31, 2025

Face Amount:	$200,000,000

Gross Proceeds:	$203,500,000

Gross Spread:	1.00%

Net Proceeds exclusive of accrued interest (after deducting underwriting discounts and commissions but before offering expenses):	$201,500,000

Coupon:	9.500%

Offering Price:	101.750% plus accrued interest from May 18, 2020

Yield-to-Maturity:	9.056%

Trade Date:	May 20, 2020

Settlement Date:	May 22, 2020 (T+2)

Interest Payment Dates:	May 31 and November 30, beginning November 30, 2020

Record Dates:	May 15 and November 15

Optional Redemption:	On or after:	Price:

	May 31, 2022	104.750%

	May 31, 2023	102.375%

	May 31, 2024 and thereafter	100.000%

Make-Whole:	Make-whole call @ T+50 bps prior to May 31, 2022

Equity Clawback:	35% at 109.500% prior to May 31, 2022

Spread to Treasury:	+ 870 bps

Reference Treasury:	UST 2.875% due May 31, 2025

Underwriters:

Goldman Sachs & Co. LLC

Barclays Capital Inc.

BNP Paribas Securities Corp.

BofA Securities, Inc.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

BBVA Securities Inc.

Banco Bradesco BBI S.A.

MUFG Securities Americas Inc.

Natixis Securities Americas LLC

PNC Capital Markets LLC

SMBC Nikko Securities America, Inc.

UniCredit Capital Markets LLC

Additional Changes to Preliminary Prospectus Supplement:	The aggregate principal amount of the Notes offered in this offering has been increased from $150,000,000 to $200,000,000. All consequential changes to reflect the increased amount of the offering are hereby deemed to be made throughout the Preliminary Prospectus Supplement, including to the sections entitled “Summary”, “The Offering”, “Risk Factors”, “Use of Proceeds”, “Capitalization” and “Description of Notes”.

CUSIP/ISIN:	382550 BH3 / US382550BH30

The Issuer has filed a registration statement (including a prospectus and the related Preliminary Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request it by calling Goldman Sachs & Co. LLC toll free at 1-866-471-2526.